NUTRASTAR INTERNATIONAL INC. 7/F Jinhua Mansion, 41 Hanguang Street, Nangang District, Harbin 150080, China Tel: 86-451-82281199 Fax: 86-451-82287746

September 9, 2010

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Caroline Kim

Re:	Nutrastar International Inc.
Registration Statement on Form S-1
Filed August 11, 2010
File No. 333-168773

Post-Effective Amendment No. 1 to Form S-1
Filed August 27, 2010
File No. 333-164564

          We hereby submit the responses of Nutrastar International Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 7, 2010, providing the Staff’s comments with respect to the above referenced registration statements (the “Registration Statements”).

          For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.

We note that your agent for services is in China. Please appoint an agent for service in the United States and provide the name, address, and telephone number of such agent on your registration statement cover page.

Company Response: We have included the information about our agent for services in the United States on the cover page of the Registration Statements.

Form S-1

2.	Please update the financial statements and related information in compliance with Item 8- 08 of Regulation S-X.

Company Response: We have updated the financial statements and related information in the Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333- 168773).

          If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 451-82281199 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (86) 21-61377999.

Sincerely,

Nutrastar International Inc.

By: /s/ Lianyun Han
Lianyun Han
President and Chief Executive Officer